Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of September 30, 2023 and December 31, 2022 and results of operations for the three and nine months ended September 30, 2023 and 2022. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of September 30, 2023, included elsewhere in this report, and our Annual Report for the year ended December 31, 2022 on Form 20-F.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Non-IFRS measures used in this MD&A are reconciled to or calculated from the most comparable IFRS measure. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A on page 19. We also caution readers that this MD&A may contain forward-looking statements, see page 28 for our “Statement Regarding Forward-Looking Statements.”

This MD&A includes financial data for the three and nine months ended September 30, 2023 and includes material information up to November 13, 2023.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
The partnership’s capital structure is comprised of five classes of partnership units: General partnership units (“GP Units”), limited partnership units (“LP Units”), Redeemable/Exchangeable Partnership units (“REUs”), special limited partnership units of the operating partnership (“Special LP Units”) and FV LTIP units of the operating partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (collectively, “Preferred Equity Units”). Holders of the GP Units, LP Units, REUs, Special LP Units and FV LTIP Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units and REUs have the same economic attributes in all respects, except that the holders of REUs have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Corporation (or the “Corporation”), as the holder of the REUs exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, the Corporation, as holder of REUs, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the REUs as a component of non-controlling interests.

On December 9, 2022, the Corporation completed the distribution of 25% of its asset management business, through Brookfield Asset Management Ltd. (the “Manager”), by way of a plan of arrangement (the “Manager Distribution”). In advance of the Manager Distribution, a reorganization took place within the Corporation whereby the partnership redeemed $1 billion of preferred units issued by a subsidiary of the partnership and acquired certain limited partnership (“LP”) interests in several real estate funds and other investment interests from an indirect subsidiary of the Corporation (“Manager Reorganization”) for net consideration of $2,475 million through the issuance of Class D junior preferred shares, Series 1 and 2 of a subsidiary of the partnership, Brookfield BPY Holdings Inc. (“CanHoldco Class D Junior Preferred Shares”), to the Corporation. The LP interests and other investment interests acquisitions, including related working capital balances acquired, were accounted for as a business acquisition under common control, as discussed in Note 2 of our December 31, 2022 Financial Statements, whereby the partnership records assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded within ownership changes in equity. On January 1, 2023, a further LP interest in a real estate fund was acquired from an indirect subsidiary of the Corporation for consideration of $588 million through the issuance of a non-interest bearing note. The funding for this acquisition, along with the subsequent $530 million capital call came through the issuance of LP Units, Special LP Units and REUs to the Corporation. The Corporation retained an identical indirect economic interest in the Brookfield Strategic Real Estate Partners (“BSREP”) IV investment before and after the transaction.

Financial data has been prepared using accounting policies in accordance with IFRS, except as otherwise noted. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market.

All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”), United Arab Emirates Dirham (“AED”), Hong Kong Dollar (“HK$”), Swedish Krona (“SEK”) and Polish Zloty (“zł”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedarplus.ca or www.sec.gov.

OVERVIEW OF THE BUSINESS
    We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate.

Office
Our diversified Office portfolio consists of 74 million leasable square feet across 131 premier office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are an irreplaceable portfolio of 16 office and mixed-use complexes in global gateway cities (“Core”) including, Manhattan West in New York and Canary Wharf in London. The balance of our Office portfolio consists of assets with significant value-add through development and leasing activities (“Transitional and Development”) that are generally held for shorter time frames before being monetized for attractive returns. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles.

Retail
Our Retail portfolio consists of 109 million leasable square feet across 108 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Office portfolio, within our Retail portfolio are 19 Core premier retail centers such as Ala Moana Center in Honolulu and Fashion Show in Las Vegas which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. The balance of our Retail portfolio consists of Transitional and Development retail assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

LP Investments
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, mixed-use and other alternative real estate. We target to earn opportunistic returns on our LP Investments portfolio. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or portfolio of assets, or exit of the entire investment. As such, capital invested in our LP Investments recycles over time, as existing funds return capital, and we reinvest these proceeds in future vintages of Brookfield-sponsored funds.

There have been no material changes to our investment strategy since December 31, 2022. For a more detailed description of our investment strategy, please refer to the section titled Item 4.B. “Business Overview” in our December 31, 2022 Annual Report on Form 20-F.

PERFORMANCE MEASURES
We consider the following items to be important drivers of our current and anticipated financial performance:
•increases in occupancies by leasing vacant space and pre-leasing active developments;
•increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:
•debt capital at a cost and on terms conducive to our goals;
•preferred equity capital at a reasonable cost;
•new property acquisitions and other investments that fit into our strategic plan; and
•opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These fair value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on non-IFRS measures including net operating income (“NOI”), funds from operations (“FFO”), Company FFO (“CFFO”), and equity attributable to Unitholders. We define these non-GAAP measures on page 18.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of September 30, 2023 and December 31, 2022 and for the three and nine months ended September 30, 2023 and 2022. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 9.

    The following acquisitions and dispositions affected our consolidated results for the three and nine months ended September 30, 2023 and 2022. Unless stated otherwise, proceeds represent the selling price attributable to the properties:
Q3 2023
•We acquired eight logistic centers in the United States in the BSREP IV fund for $378 million.
•We sold twenty-three manufactured housing communities in the United States in the BSREP II fund for $389 million.

Q2 2023
•We sold partial interests, without loss of control, in two office assets in the United States for net proceeds of approximately $205 million.
•We sold partial interests, without loss of control, in three office assets in Canada for net proceeds of approximately C$405 million ($306 million).
•We acquired a multifamily asset in the United States in the BSREP IV fund for approximately $157 million.

Q1 2023
•We acquired five logistics assets in the United States in the BSREP IV fund for approximately $400 million.
•We acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of the Corporation (“Acquisition of Foreign Investments”) for consideration of $588 million through the issuance of a non-interest bearing note. There was a subsequent $530 million capital call related to the BSREP IV U.S. and foreign investments. The consideration for the Acquisition of Foreign Investments and capital call was funded by the issuance of LP Units, Special LP Units and REUs to the Corporation.

Q4 2022
•The Corporation completed the distribution of 25% of its asset management business, through the Manager, by way of the Manager Distribution. In advance of the Manager Distribution, a reorganization took place within the Corporation wherein we redeemed $1 billion of preferred units issued by a BPY subsidiary and acquired certain LP interests in several real estate funds and other investment interests from an indirect subsidiary of the Corporation for net consideration of $2,475 million through the issuance of CanHoldco Class D Junior Preferred Shares, to the Corporation.
•We sold a portfolio of student housing assets in the United Kingdom in the BSREP II fund for approximately £3.4 billion ($4.0 billion).
•We sold three multifamily assets in the United States for approximately $192 million.

Q3 2022
•We sold two multifamily assets in the United States for approximately $231 million.
•We deconsolidated our investment in Brookfield Premier Real Estate Partners Australia (“BPREP-A”), as a result of the dilution of our interest. Prior to the transaction, our interest was consolidated and is now reflected as a financial asset.

Q2 2022
•We sold eleven multifamily assets in the United States in the BSREP II fund for approximately $469 million.
•One mall was conveyed to the lender in satisfaction of outstanding debt obligations of $361 million.
•We acquired our joint venture partner’s incremental interest in two properties, bringing our ownership in each of the malls to 100%. Prior to the acquisition of the two assets, our joint venture interest was accounted for under the equity method. These two assets are now consolidated.
•We sold an office asset in the United Kingdom for approximately £294 million ($360 million).

Q1 2022
•We sold a portfolio of triple net lease assets in the United States in the BSREP I fund for approximately $3.7 billion.
•We sold a portfolio of hotel assets in the United States in the BSREP II fund for approximately $1.5 billion.

For the purposes of the following comparison discussion between the three and nine months ended September 30, 2023 and 2022, the above transactions are referred to as the investment activities.

Operating Results

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Commercial property revenue	$1,488	$1,182	$4,390	$3,622
Hospitality revenue	699	407	1,951	1,120
Investment and other revenue	246	167	659	811
Total revenue	2,433	1,756	7,000	5,553
Direct commercial property expense	597	471	1,737	1,393
Direct hospitality expense	532	282	1,565	847
Investment and other expense	136	32	212	303
Interest expense	1,222	707	3,563	1,930
General and administrative expense	339	227	1,023	693
Total expenses	2,826	1,719	8,100	5,166
Fair value (losses) gains, net	(5)	(387)	(116)	906
Share of earnings (losses) from equity accounted investments	161	527	(13)	1,326
(Loss) income before income taxes	(237)	177	(1,229)	2,619
Income tax expense (recovery)	130	173	(10)	403
Net (loss) income	$(367)	$4	$(1,219)	$2,216

Net (loss) for the three months ended September 30, 2023 was $(367) million compared to net income of $4 million for the same period in the prior year. The decrease is primarily attributable to an increase in interest expense resulting from higher interest rates and a decrease in the share of earnings from equity accounted investments of $366 million from lower fair value gains compared to prior year. Partially offsetting these decreases is an increase in commercial property revenue, net of related direct expenses of $162 million and hospitality revenue, net of related direct expenses of $36 million resulting from the reorganization of certain LP interests in connection with the Manager Reorganization and Acquisition of Foreign Investments.

Net (loss) for the nine months ended September 30, 2023 was $(1,219) million compared to net income of $2,216 million for the same period in prior year. The decrease is primarily attributable to an increase in interest expense resulting from higher interest rates and share of losses from equity accounted investments in the current period compared to share of earnings in the prior year contributed to a decrease of $1,339 million driven by fair value losses in the current period compared with fair value gains in the prior period as well as disposition activity and fair value losses in the current period of $116 million. Partially offsetting these decreases is an increase in commercial property revenue, net of related direct expenses of $464 million and hospitality revenue, net of related direct expenses of $88 million resulting from the reorganization of certain LP interests in connection with the Manager Reorganization and Acquisition of Foreign Investments as well as income tax recovery.

Commercial property revenue and direct commercial property expense
For the three months ended September 30, 2023, commercial property revenue increased by $306 million compared to the same period in the prior year due to revenue from the Manager Reorganization and Acquisition of Foreign Investments of $83 million and $26 million, respectively, partially offset by property dispositions in our LP Investments resulting in a decrease of $33 million compared to prior year.

For the three months ended September 30, 2023, direct commercial property expense increased by $126 million compared to the same period in the prior year due to expenses from the Manager Reorganization and Acquisition of Foreign Investments of $150 million and $120 million, respectively, partially offset by property dispositions in our LP Investments. Margins in 2023 were 59.9%, a decrease of 0.3% compared to 2022.

For the nine months ended September 30, 2023, commercial property revenue increased by $768 million compared to the same period in the prior year due to revenue from the Manager Reorganization and Acquisition of Foreign Investments of $437 million and $347 million, respectively, partially offset by property dispositions in our LP Investments resulting in a decrease of $161 million compared to prior year.

For the nine months ended September 30, 2023, direct commercial property expense increased by $344 million compared to the same period in the prior year due to expenses from the Manager Reorganization and Acquisition of Foreign Investments of $226 million and $94 million, respectively, partially offset by property dispositions in our LP Investments. Margins in 2023 were 60.4%, a decrease of 1.1% compared to 2022.

Hospitality revenue and direct hospitality expense
For the three months ended September 30, 2023, hospitality revenue increased by $292 million compared to the same period in the prior year. The increase was attributable to the Manager Reorganization and Acquisition of Foreign Investments which contributed $209 million and $53 million, respectively, as well as the continued recovery in the hospitality sector, as a result of increased occupancy and average daily rates compared to the same period in the prior year.

Direct hospitality expense increased to $532 million for the three months ended September 30, 2023, compared to $282 million in the same period in the prior year. The increase was driven by additional expenses stemming from the reorganization of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments of $177 million and $50 million, respectively.

For the nine months ended September 30, 2023, hospitality revenue increased by $831 million compared to the same period in the prior year. The increase was attributable to the Manager Reorganization and Acquisition of Foreign Investments which contributed $622 million and $129 million, respectively, as well as the continued recovery in the hospitality sector. These increases were partially offset by disposition activity in our LP Investments portfolio which resulted in a decrease of $31 million compared to prior year.

Direct hospitality expense increased to $1,565 million for the nine months ended September 30, 2023, compared to $847 million in the same period in the prior year. The increase was driven by additional expenses stemming from the reorganization of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments of $526 million and $137 million, respectively. These increases were partially offset by disposition activity in our LP Investments portfolio which resulted in a decrease of $24 million compared to the prior year.

Investment and other revenue, and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. For the three months ended September 30, 2023, investment and other revenue increased by $79 million, primarily due to incremental increase in revenue from the reorganization of certain LP interests as a result of the Manager Reorganization of $62 million.

For the three months ended September 30, 2023, investment and other expense increased by $104 million primarily due expenses related to the disposition of multifamily develop-for-sale assets in the current period of $124 million compared to nil in the prior year, partially offset by lower development expenses in Australia.

For the nine months ended September 30, 2023, investment and other revenue decreased by $152 million, primarily due to a decrease of $192 million in our LP Investments segment resulting from the lower dispositions of multifamily develop-for-sale assets compared to the prior year, as well as a decrease of $118 million in our Office segment due to lower development fees in Australia partially offset by incremental revenue due to the reorganization of certain LP Interests as a result of the Manager Reorganization and Acquisition of Foreign Investments of $178 million and $11 million, respectively.

For the nine months ended September 30, 2023, investment and other expense decreased by $91 million primarily due to a decrease of $64 million in our Office segment due to lower development costs in Australia as well as a decrease of $27 million in our LP Investments segment resulting from the lower dispositions of multifamily develop-for-sale assets compared to the prior year.

Interest expense
Interest expense increased by $515 million for the three months ended September 30, 2023, due to higher debt balances from the reorganization of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments which contributed $170 million and $153 million, respectively, the rising interest rate environment in the current year and asset-level financings and corporate draws.

Interest expense increased by $1,633 million for the nine months ended September 30, 2023, due to higher debt balances from the reorganization of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments which contributed $473 million and $526 million, respectively, the rising interest rate environment in the current year and asset-level financings and corporate draws, partially offset by disposition activity resulting in a reduction of $63 million.

General and administrative expense
General and administrative expense increased by $112 million for the three months ended September 30, 2023 as compared to the same period in the prior year. The increase is attributable to the reorganization of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments which contributed $78 million and $31 million, respectively, partially offset by disposition activity.

General and administrative expense increased by $330 million for the nine months ended September 30, 2023 as compared to the same period in the prior year. The increase is due to the reorganization of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments which contributed $245 million and $98 million, respectively, partially offset by disposition activity.

Fair value (losses) gains, net
Fair value (losses) gains, net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the income statement. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors.

There have been no material changes to our valuation methodology since December 31, 2022. Refer to our 2022 Annual Report on Form 20-F for further detail on the valuation methodology of our investment properties and hospitality properties.

Fair value losses, net for our Office segment were $390 million for the three months ended September 30, 2023. These losses were driven by discount rate and capitalization rate expansion, partially offset by gains from updated cash flow assumptions. Fair value losses, net for our Office segment were $824 million for the nine months ended September 30, 2023. These losses were due to discount rate and capitalization rate expansion, as mentioned above, partially offset by gains from updated cashflow assumptions in the U.S., U.K. and Australia. Fair value losses, net for our Office segment were $120 million for the nine months ended September 30, 2022. These losses were driven by fair value losses in the U.S. related to lower market rent growth and higher rent concessions, partially offset by fair value gains driven by improved cash flow assumptions at assets in Toronto and in London.

Fair value gains, net for our Retail segment for the three and nine months ended September 30, 2023 were $478 million and $475 million, respectively. These gains were primarily driven by fair value gains on our investment in a U.S. department store chain and updated cash flow assumptions at our malls, partially offset by updated market assumptions. Fair value gains, net for our Retail segment were $122 million for the nine months ended September 30, 2022. These gains were primarily driven by updated cash flow assumptions.

Fair value losses, net for our LP Investments segment were $90 million for the three months ended September 30, 2023. The fair value losses were primarily driven by updated leasing assumptions and updated valuation metrics at select office assets. These losses were partially offset by fair value gains in the current year from updated cashflows at a mixed-use portfolio in South Korea and from updated valuation metrics and leasing assumptions in select multifamily, logistics, and student housing assets. Fair value gains, net for our LP Investments segment were $208 million for the nine months ended September 30, 2023. These gains updated valuation metrics and leasing assumptions in select logistics, student housing and multifamily assets, as well as office assets located in Brazil. We also had gains recognized on a conditional acquisition of office assets in India in 2022, that closed in the current year. These gains were partially offset by fair value losses discussed above. Fair value gains, net for our LP Investments segment for the nine months ended September 30, 2022 were $772 million primarily driven by fair value gains from a student housing portfolio we sold in Q4 2022, an office asset in the U.S., as well as capitalization rate compression in our U.S. manufactured housing portfolio.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are Canary Wharf in the U.K, Manhattan West in New York, Ala Moana Center in Hawaii, Fashion Show in Las Vegas, Grand Canal Shoppes in Las Vegas and our interest in a retail joint venture in Brazil.

During the nine months ended September 30, 2023, we sold 99% of our interest in an office tower in Midtown New York for approximately of $101 million which is now reflected as a financial asset and 13% of our interest in Bryant Park Office Tower in New York for approximately $83 million.

Our share of net earnings from equity accounted investments for the three months ended September 30, 2023 were $161 million, which represents a decrease of $366 million, compared to the prior year. The decrease is primarily due to lower fair value gains accounted for under the equity method compared to the prior year and disposition activity in the current period. This decrease was partially offset by gains at recently completed developments accounted for under the equity method. For the nine months ended September 30, 2023 share of net losses from equity accounted investments were $13 million, which represents a decrease of $1,339 million compared to the prior year. The decrease is primarily due to fair value losses as a result of updated market assumptions accounted for under the equity method and disposition activity in the current period. This decrease was partially offset by gains at recently completed development mentioned above.

Income tax expense
The decrease in income tax expense for the three and nine months ended September 30, 2023 compared to the prior year is primarily due to a decrease in pre-tax income, a change in the tax rate of certain subsidiaries, and an increase in the benefit recognized for deferred tax assets.

Statement of Financial Position and Key Metrics

(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022
Investment properties
Commercial properties	$77,634	$66,067
Commercial developments	4,656	2,518
Equity accounted investments	19,566	19,943
Property, plant and equipment	10,228	9,401
Cash and cash equivalents	2,556	4,020
Assets held for sale	1,638	576
Total assets	129,980	112,516
Debt obligations	66,434	58,562
Liabilities associated with assets held for sale	933	—
Total equity	48,443	41,737

As of September 30, 2023, we had $129,980 million in total assets, compared with $112,516 million at December 31, 2022. This $17,464 million increase was primarily due to the reorganization of certain LP interests as a result of the Acquisition of Foreign Investments and other acquisition activity during the year, partially offset by current year distributions related to the sale of a student housing asset from the prior year and property dispositions and foreign currency translation.

The following table presents the changes in investment properties from December 31, 2022 to September 30, 2023:

	Nine months ended Sep. 30, 2023
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$66,067	$2,518
Acquisitions	2,245	683
Capital expenditures	594	950
Dispositions(1)	(864)	(44)
Fair value (losses) gains, net	(772)	26
Foreign currency translation	(309)	(24)
Transfer between commercial properties and commercial developments	801	(801)
Acquisition of Foreign Investments(2)	11,286	1,408
Reclassifications to assets held for sale and other changes	(1,414)	(60)
Investment properties, end of period	$77,634	$4,656
(1)Property dispositions represent the carrying value on date of sale.
(2)See Note 28, Related Parties of our Q3 2023 financial statements for further information on the Acquisition of Foreign Investments.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties increased from $66,067 million at the end of 2022 to $77,634 million at September 30, 2023. The increase was primarily due to the Acquisition of Foreign Investments and other acquisition activity and capital spend in the period, partially offset by the reclassification of assets to held for sale, property dispositions, fair value losses and the negative impact of foreign currency translation. Refer to Note 3, Investment Properties of our Q3 2023 Financial Statements for further information.

    Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $4,656 million at September 30, 2023, an increase of $2,138 million from the balance at December 31, 2022. The increase is primarily due to the Acquisition of Foreign Investments and other acquisition activity, in addition to capital spend in our Office and LP investments, partially offset by an office asset becoming operational in the current year. Refer to Note 3, Investment Properties of our Q3 2023 Financial Statements for further information.

The following table presents a roll-forward of changes in our equity accounted investments December 31, 2022 to September 30, 2023:

(US$ Millions)	Nine months ended Sep. 30, 2023
Equity accounted investments, beginning of period	$19,943
Additions	195
Disposals and return of capital distributions	(592)
Share of net (loss) earnings from equity accounted investments	14
Distributions received	(136)
Foreign currency translation	26
Reclassification (to)/from assets held for sale	73
Acquisition of Foreign Investments(1)	211
Other comprehensive income and other	(168)
Equity accounted investments, end of period	$19,566
(1)See Note 28, Related Parties of our Q3 2023 financial statements for further information on the Acquisition of Foreign Investments.

Equity accounted investments decreased by $377 million since December 31, 2022 primarily due dispositions within our LP Investments and distributions received, partially offset by the Acquisition of Foreign Investments and share of net earnings from equity accounted investments. Refer to Note 4, Equity Accounted Investments of our Q3 2023 Financial Statements for further information.

The following table presents a roll-forward of changes in property, plant and equipment December 31, 2022 to September 30, 2023:

(US$ Millions)	Nine months ended Sep. 30, 2023
Cost:
Balance at the beginning of period	$9,050
Additions	389
Disposals	(164)
Foreign currency translation	(29)
Acquisition of Foreign Investments(1)	945
Other	(6)
10,185
Accumulated fair value changes:
Balance at the beginning of period	1,376
Disposals	(38)
Foreign currency translation	(2)
Other	(5)
1,331
Accumulated depreciation:
Balance at the beginning of period	(1,025)
Depreciation	(308)
Disposals	35
Foreign currency translation	3
Other	7
(1,288)
Total property, plant and equipment(2)	$10,228
(1)See Note 28, Related Parties of our Q3 2023 financial statements for further information on the Acquisition of Foreign Investments.
(2)Includes right-of-use assets of $534 million (December 31, 2022 - $393 million).

Property, plant and equipment increased by $827 million since December 31, 2022, primarily due to the acquisition of certain LP interests as a result of the Acquisition of Foreign Investments and acquisitions within our LP Investments partially offset by depreciation, disposition activity and the negative impact of foreign currency translation. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

The following table presents a roll-forward of changes in assets held for sale December 31, 2022 to September 30, 2023:

(US$ Millions)	Nine months ended Sep. 30, 2023
Balance, beginning of period	$576
Reclassification to assets held for sale, net	1,401
Disposals	(351)
Fair value adjustments	(52)
Foreign currency translation	1
Acquisition of Foreign Investments	47
Other	16
Balance, end of period	$1,638

At September 30, 2023, assets held for sale included five malls in the U.S., four office assets in the U.S., one multifamily asset in Brazil, one office asset in Ireland, one multifamily asset in the U.S., and one logistics asset in the U.S as we intend to sell controlling interests in these assets to third parties in the next 12 months. Refer to Note 10, Held For Sale of our Q3 2023 Financial Statements for further information.

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2022	Debt obligation issuance, net of repayments	Debt from asset acquisitions	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Acquisition of Foreign Investments(1)	Other	Sep. 30, 2023
Debt obligations	$58,562	(2,222)	394	(88)	150	(190)	10,674	(76)	$67,204
(1)See Note 28, Related Parties of our Q3 2023 financial statements for further information on the Acquisition of Foreign Investments.

Our debt obligations, excluding debt obligations associated with assets held for sale, increased to $66,434 million at September 30, 2023 from $58,562 million at December 31, 2022. The increase was driven by the Acquisition of Foreign Investments, partially offset by repayment of debt and the negative impact of foreign currency translation. In the current period we reclassified $770 million of debt related to held for sale to liabilities associated with assets held for sale. Refer to Note 11, Debt Obligations of our Q3 2023 Financial Statements for further information.

Total equity was $48,443 million at September 30, 2023, an increase of $6,706 million from the balance at December 31, 2022. The increase was primarily driven by equity issued as part of the Acquisition of Foreign Investments, which contributed $5,667 million, partially offset by the net loss, distributions and the impact of foreign currency translation during the period.
Interests of others in operating subsidiaries and properties was $24,842 million at September 30, 2023, an increase of $6,758 million from the balance of $18,084 million at December 31, 2022 due to the Acquisition of Foreign Investments, partially offset by dispositions since the prior year and the negative impact of foreign currency translation.

The following table summarizes our key operating results:

	2023			2022				2021
(US$ Millions, except per unit information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$2,433	$2,327	$2,240	$1,812	$1,756	$1,743	$2,054	$2,169
Direct operating costs	1,129	1,077	1,096	753	753	729	758	779
Net income (loss)	(367)	(458)	(394)	(1,220)	4	520	1,692	1,682
Net income (loss) attributable to Unitholders	(177)	(531)	(232)	(1,196)	(38)	400	702	620

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, including mandated closures, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income are also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Office, Retail, LP Investments and Corporate.

The following table presents FFO by segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Office	$(8)	$43	$16	$277
Retail	62	107	240	463
LP Investments	(44)	74	(74)	219
Corporate	(175)	(148)	(554)	(479)
FFO(1)	$(165)	$76	$(372)	$480
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 18. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 19.

The following table presents CFFO by segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Office(1)	$4	$58	$50	$311
Retail(1)	81	121	291	459
LP Investments(1)	(44)	41	(84)	195
Corporate(1)	(174)	(148)	(541)	(477)
CFFO(1)	$(133)	$72	$(284)	$488
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 18. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 19.

The following table presents equity attributable to Unitholders by segment as of September 30, 2023 and December 31, 2022:

(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022
Office(1)	$12,418	$13,491
Retail(1)	15,906	15,230
LP Investments(1)	6,619	5,816
Corporate(1)	(12,041)	(11,583)
Equity attributable to Unitholders(1)	$22,902	$22,954
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 18. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 19.

Office

Overview
    Our diversified Office portfolio consists of 74 million leasable square feet across 131 premier office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are an irreplaceable Core portfolio of 16 premier office and mixed-use complexes in global gateway cities including, Manhattan West in New York and Canary Wharf in London. The balance of our Office portfolio consists of Transitional and Development assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles.

Summary of Operating Results
The following table presents FFO, CFFO and net income in our Office segment for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
FFO	$(8)	$43	$16	$277
CFFO	4	58	50	311
Net (loss) income	(256)	65	(849)	765

FFO from our Office segment was $(8) million for the three months ended September 30, 2023 as compared to $43 million in the same period in the prior year. This decrease was driven by higher interest expense due to increased interest rates on our variable debt obligations coupled with an increase in debt obligations as a result of financing activity in the U.S. and the U.K. as well as lower earnings from equity accounted investments primarily due to disposition activity.

FFO from our Office segment was $16 million for the nine months ended September 30, 2023 as compared to $277 million in the same period in the prior year. This decrease was attributable to the movements discussed above, coupled with reduced fee revenue in the U.S. and U.K and an increase general and administrative expenses.

For the three and nine months ended September 30, 2023, CFFO decreased by $54 million and $261 million, respectively, primarily attributable to the FFO movements discussed above.

Net income (loss) decreased by $321 million to $(256) million during the three months ended September 30, 2023 as compared to the same period in 2022. The decrease is due to fair value losses resulting from discount rate and capitalization rate expansion in certain regions.

Net income (loss) decreased by $1,614 million to $(849) million during the nine months ended September 30, 2023 as compared to the same period in 2022. The decrease is a result of the movements discussed above, partially offset by lower income taxes.

Key Operating Metrics
    The following table presents key operating metrics for our Office portfolio as at and for the three months ended September 30, 2023 and 2022:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Total portfolio(1):
Number of properties	61	62	70	71
Leasable square feet (in thousands)(2)	44,630	45,932	29,053	29,879
Occupancy	83.5%	84.4%	88.2%	90.6%
(1)Included in our total portfolio are 64 Core properties located in 16 premier office and mixed-use complexes in key global markets which total approximately 35 million leasable square feet and are 95.2% occupied compared with 93.0% in the prior year.
(2)Includes leasable office, retail and multifamily square footage at our properties.

NOI from our consolidated properties decreased to $245 million during the three months ended September 30, 2023 compared to the prior year primarily due to lease expirations and the deconsolidation of our BPREP-A investments, partially offset by the positive impact of foreign currency translation.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased to $407 million during the three months ended September 30, 2023, compared to $107 million due to recovery at our mixed-use complex in London and lease commencements since the prior year partially offset by disposition activity.

The following table presents the changes in investment properties in the Office segment from December 31, 2022 to September 30, 2023:

	Sep. 30, 2023
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$22,129	$1,355
Capital expenditures	170	211
Property dispositions	(374)	(29)
Fair value (losses) gains, net	(1,088)	10
Foreign currency translation	(65)	(8)
Transfer between commercial properties and commercial developments	752	(752)
Reclassifications to assets held for sale	(794)	(14)
Investment properties, end of period	$20,730	$773

Commercial properties totaled $20,730 million at September 30, 2023, compared to $22,129 million at December 31, 2022. The decrease was driven primarily by the reclassification of properties to assets held for sale, fair value losses during the period, disposition activity and the negative impact of foreign currency translation, partially offset by an asset becoming operational and incremental capital spend in the U.S.

Commercial developments decreased by $582 million from December 31, 2022 to September 30, 2023. The decrease was primarily the result of an asset becoming operational, partially offset by incremental capital expenditures.

The following table presents the changes in equity accounted investments in the Office segment from December 31, 2022 to September 30, 2023:

(US$ Millions)	Sep. 30, 2023
Equity accounted investments, beginning of period	$8,547
Additions	38
Disposals and return of capital distributions	(104)
Share of net earnings, including fair value gains	(100)
Distributions received	(76)
Foreign currency translation	22
Other comprehensive income and Other	(28)
Equity accounted investments, end of period	$8,299

Equity accounted investments decreased by $248 million since December 31, 2022 to $8,299 million at September 30, 2023. The decrease was driven by a decrease in share of net earnings, disposition activity and distributions, partially offset by the positive impact of foreign currency translation and additions during the period.

Debt obligations decreased by $1,215 million since December 31, 2022 to $13,051 million at September 30, 2023. The decrease was primarily driven by the repayment of debt as a result of disposition activity, partially offset by the positive impact of foreign currency translation.

Retail

Overview
Our Retail portfolio consists of 109 million leasable square feet across 108 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Office portfolio, within our Retail portfolio are 19 Core premier retail centers such as Ala Moana Center in Honolulu and Fashion Show in Las Vegas which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. The balance of our Retail portfolio consists of Transitional and Development retail assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

Summary of Operating Results
The following table presents FFO, CFFO and net income in our Retail segment for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
FFO	$62	$107	$240	$463
CFFO	81	121	291	459
Net income	519	91	660	698

For the three months ended September 30, 2023, FFO earned in our Retail segment was $62 million compared to $107 million for the same period in the prior year. The decrease is due to higher interest expense as a result of the rising interest rate environment and lower share of income from our equity accounted investments, partially offset by increased earnings as a result of the retail business’ continued recovery.

For the nine months ended September 30, 2023, FFO earned in our Retail segment was $240 million compared to $463 million for the same period in the prior year. The decrease is a result of the movements discussed above.

For the three and nine months ended September 30, 2023, CFFO decreased by $40 million and $168 million respectively, primarily attributable to the FFO movements discussed above.

Net income was $519 million for the three months ended September 30, 2023 compared to income of $91 million during the same period in the prior year primarily driven by fair value gains on our investment in a U.S. department store chain. Gains from updated cash flow assumptions on our malls were partially offset by updated market assumptions. In the prior year, we recorded fair value losses on these properties as a result of changes to cash flow and market assumptions.

Net income was $660 million for the nine months ended September 30, 2023 compared to income of $698 million during the same period in the prior year. The variance is attributable to our share of net losses from equity accounted investments due to updated market assumptions at our equity accounted investments. This decrease was partially offset by fair value gains in the current year mentioned above.

Key Operating Metrics
The following table presents key operating metrics in our Retail portfolio as at and for the three months ended September 30, 2023 and 2022:

	Consolidated		Unconsolidated
	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Total portfolio(1):
Number of malls and urban retail properties	57	58	51	53
Leasable square feet (in thousands)(2)	50,723	51,678	58,339	59,843
Leased %	93.3%	93.3%	96.6%	96.1%
(1)Included in our total portfolio are 19 Core premier retail centers which total approximately 24 million leasable square feet and are 97.1% occupied compared with 96.6% in the prior year.
(2)Total Portfolio Leasable square feet represents total leasable area.

NOI from our consolidated properties was largely consistent. NOI remained unchanged at $236 million during the three months ended September 30, 2023 compared to $236 million in the same quarter in 2022.

NOI from our unconsolidated properties increased slightly to $179 million during the nine months ended September 30, 2023 compared to the same quarter in 2022, primarily due to prior year including higher NOI from two malls which are now consolidated from our incremental interest acquisitions from our joint venture partner in the prior year and increased operating expenses due to malls operating at full capacity, partially offset by increased overage and percentage rent in addition to higher occupancy.

The following table presents the changes in investment properties in the Retail segment from December 31, 2022 to September 30, 2023:

Sep. 30, 2023
(US$ Millions)	Commercial properties
Investment properties, beginning of period	$19,438
Property acquisitions	85
Capital expenditures	87
Property dispositions	(4)
Fair value (losses), net	63
Transfer between commercial properties and commercial developments	40
Reclassifications to assets held for sale	(139)
Investment properties, end of period	$19,570

Commercial properties increased by $132 million to $19,570 million, primarily due to capital spend and an asset becoming operational, partially offset by the reclassification of an asset to held for sale.

The following table presents a roll-forward of our partnership’s equity accounted investments in the Retail segment for the nine months ended September 30, 2023:

(US$ Millions)	Sep. 30, 2023
Equity accounted investments, beginning of year	$9,674
Additions	56
Disposals and return of capital	(112)
Share of net earnings from equity accounted investments	172
Distributions	(14)
Other	(171)
Equity accounted investments, end of period	$9,605

Equity accounted investments decreased by $69 million to $9,605 million, primarily due to disposals, partially offset by share of net earnings from equity accounted investments and additions.

Debt obligations decreased by $47 million to $12,787 million, primarily due to paydowns of asset-level and term debt.

LP Investments

Overview
    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, student housing and manufactured housing. We target to earn opportunistic returns on our LP Investments portfolio.
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•An interest in a series of our opportunistic real estate funds which each target gross returns of 20%, including:
◦A 31% interest in BSREP I, which is in its 12th year, fully invested and is executing realizations.

◦A 26% interest in BSREP II, which is in its 9th year, fully invested and is executing realization.

◦A 7% interest in BSREP III, which is in its 6th year.

◦A 23% interest in BSREP IV, which is in its 3rd year.

•A blended 31% interest in two value-add multifamily fund targeting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 32% interest in a series of real estate debt fund which seek to invest in commercial real estate debt secured by properties in strategic locations.

    While our economic interest in these funds are less than 50% in each case, we consolidate several of the portfolios, specifically BSREP I, BSREP II, and BSREP IV, held through the LP Investments as the Corporation’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our 7% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

Summary of Operating Results
    Our LP investments, unlike our Office and Retail portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to fund reinvestment.

The following table presents FFO, CFFO, and net income in our LP Investments segment for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
FFO	$(44)	$74	$(74)	$219
CFFO	(44)	41	(84)	195
Net (loss) income	(383)	(5)	(422)	1,066

FFO decreased by $118 million for the three months ended September 30, 2023, primarily driven by the acquisition of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments which reduced FFO by $35 million and $6 million, respectively, disposition activity and temporary borrowings on subscription facilities, partially offset by higher revenues as a result of these transactions.

FFO decreased by $293 million for the nine months ended September 30, 2023, primarily driven by the acquisition of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments which reduced FFO by $107 million and $25 million, respectively, disposition activity and temporary borrowings on subscription facilities, partially offset by higher revenues as a result of these transactions.

For the three and nine months ended September 30, 2023, CFFO decreased by $85 million and $279 million due to the FFO movements discussed above.

Net (loss) income decreased for the three months ended September 30, 2023 by $378 million for the reasons discussed above, as well as fair value losses in the current year primarily driven by updated leasing assumptions at select office assets. These losses were partially offset by fair value gains in the current year from updated cashflows at a mixed-use portfolio in South Korea and from updated valuation metrics and leasing assumptions in select multifamily, logistics, and student housing assets. In addition, lower net income in the current year was also the result of higher depreciation and amortization expense from hospitality assets acquired as a result of the reorganization of certain

LP interests in connection with the Manager Reorganization and Acquisition of Foreign Investments, lower share of net earnings from equity accounted investments from disposition activity, partially offset by lower income taxes as a result of lower taxable income.

Net (loss) income decreased for the nine months ended September 30, 2023 by $1,488 million for the reasons discussed above, as well as lower fair value gains in the current year, which were driven by updated valuation metrics and leasing assumptions in select logistics, student housing and multifamily assets, as well as office assets located in Brazil. We also had gains recognized on a conditional acquisition of office assets in India in 2022, that closed in the current year. In addition, lower net income in the current year was also the result of higher depreciation and amortization expense from hospitality assets acquired as a result of the reorganization of certain LP interests in connection with the Manager Reorganization and Acquisition of Foreign Investments, lower share of net earnings from equity accounted investments from disposition activity, partially offset by lower income taxes as a result of lower taxable income.

Corporate
Certain amounts are allocated to our corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO, CFFO and net (loss) in our corporate segment for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
FFO	$(175)	$(148)	$(554)	$(479)
CFFO	(174)	(148)	(541)	(477)
Net loss	(247)	(147)	(608)	(313)

FFO was a loss of $175 million (2022 - loss of $148 million) and $554 million (2022 - loss of $479 million) for the three and nine months ended September 30, 2023, respectively. Corporate FFO includes interest expense and general and administrative expense.

For the three and nine months ended September 30, 2023, investment and other revenue increased by $68 million and $177 million, respectively, due to higher fee revenue of $59 million and $165 million, respectively, resulting from the reorganization of certain Corporate interests as a result of the Manager Reorganization.

For the three months ended September 30, 2023, interest expense totaled $96 million (2022 - $73 million), which reflects $25 million (2022 - $25 million) of interest expense on capital securities and $71 million (2022 - $48 million) of interest expense on our credit facilities and corporate bonds. For the nine months ended September 30, 2023, interest expense totaled $292 million (2022 - $212 million), which reflects $76 million (2022 - $74 million) of interest expense on capital securities and $216 million (2022 - $138 million) of interest expense on our credit facilities and corporate bonds.

Another component of FFO is general and administrative expense. For the three months ended September 30, 2023, general and administrative expense consisted of $49 million of management fees and equity enhancement fees (2022 - $56 million) and $88 million (2022 - $10 million) of other corporate costs. For the nine months ended September 30, 2023, general and administrative expense consisted of $148 million of management fees and equity enhancement fees (2022 - $171 million) and $257 million (2022 - $36 million) of other corporate costs. The management fee is calculated at an annualized rate of 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (1) the equity attributable to unitholders for our Office, Retail and the Corporate segments; and (ii) the carrying value of the Canholdco Class B Common Shares.

For the three and nine months ended September 30, 2023, we also recorded income tax recovery of $79 million and $114 million, respectively (2022 - income tax of $4 million and $29 million), primarily due to a decrease in pre-tax income and a change in the tax rate of certain subsidiaries.

As of September 30, 2023, the carrying value of the Canholdco Class B Common Shares was $1,567 million (December 31, 2022 - $1,759 million).

LIQUIDITY AND CAPITAL RESOURCES
We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private providers of capital. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

The principal sources of our operating cash flow are from our consolidated properties as well as properties in joint venture arrangements. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and dividends to holders of our preferred units. Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. These balances may fluctuate as a result of timing differences relating to financing and investing activities. For the nine months ended September 30, 2023, our operating cash flow was $(665) million, cash flow from investing activities was $(1,803) million and cash flow from financing activities was $1,011 million. The consolidated cash balance at September 30, 2023 was $2,556 million.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.
The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)
Sep. 30, 2023	Office	Retail	LP Investments	Total
2023(1)	$1,230	$1,348	$3,012	$5,590
2024(1)	5,656	2,919	11,885	20,460
2025	1,225	2,115	3,073	6,413
2026	2,402	709	997	4,108
2027	719	987	2,587	4,293
2028 and thereafter	1,535	1,222	4,531	7,288
Deferred financing costs	(60)	(30)	(141)	(231)
Secured debt obligations	$12,707	$9,270	$25,944	$47,921
(1)The figures above do not consider available extension options. For the debt obligations maturing in the remainder of 2023 and 2024, total debt obligations with extension options total $12,693 million.

We generally believe that we will be able to either extend the maturity date, repay, or refinance the majority of the debt that is scheduled to mature in 2023-2024, however, approximately 3% of our debt obligations represent non-recourse mortgages where we have suspended contractual payments. We are currently engaging in modification or restructuring discussions with the respective creditors. These negotiations may, under certain circumstances, result in certain properties securing these loans being transferred to the lenders.

For further discussion on our liquidity and capital resources, refer to our Annual Report for the year ended December 31, 2022 on Form 20-F.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates (including recent significant increases in market interest rates); regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

    There have been no material changes to risk factors facing our business, including tenant credit risk, lease rollover risk and other risks, since December 31, 2022. For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2022 Annual Report on Form 20-F.

FINANCIAL INSTRUMENTS AND FINANCIAL RISKS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

We are progressing through our transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of Interbank Offered Rates (“IBOR”) referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. Sterling Overnight Index Average (“SONIA”) replaced £ London Interbank Offered Rate (“£ LIBOR”), and one week and two month US$ LIBOR were discontinued effective December 31, 2021. Euro Short-term Rate (“€STR”) was published as an alternative to Euro Interbank Offered Rate (“EURIBOR”) during 2021, though EURIBOR remains available for Euro lending. It is currently expected that Canadian Overnight Repo Rate Average (“CORRA”) will replace Canadian Dollar Offered Rate (“CDOR”) from June 2024. The partnership has addressed the impact and effected the changes required as a result of amendments to the contractual terms of £ LIBOR and US$ LIBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The partnership is finalizing the changes required as a result of amendments to the contractual terms of CORRA referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption did not have a significant impact on the partnership’s financial reporting.

There have been no other material changes to our financial risk exposure or risk management activities since December 31, 2022. Please refer to Note 32, Financial Instruments in our December 31, 2022 Annual Report on Form 20-F for a detailed description of our financial risk exposure and risk management activities, and refer to Note 27, Financial Instruments of our Q3 2023 Financial Statements for further information on derivative financial instruments as at September 30, 2023.

RELATED PARTIES
    In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include Brookfield Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

On December 9, 2022, the Corporation completed the distribution of 25% of its asset management business, by way of the Manager Distribution. In advance of the Manager Distribution, a Manager Reorganization took place for net consideration of $2,475 million through the issuance of CanHoldco Class D Junior Preferred Shares, to the Corporation. The LP interests and other investment interests acquisitions from an indirect subsidiary of the Corporation, including related working capital balances acquired, were accounted for as a business acquisition under common control, as discussed in Note 2 to the partnership’s consolidated financial statements for the year ended December 31, 2022, whereby we record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded within ownership changes in equity.

On January 1, 2023, we acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of the Corporation for consideration of $588 million through the issuance of a non-interest bearing note. In February 2023, there was a $530 million capital call in respect to BSREP IV U.S. and foreign investments. We repaid the non-interest bearing note and funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation. The Corporation retained an identical indirect economic interest in the BSREP IV investment before and after the transaction.

In May 2023, there was a $507 million capital call in respect to BSREP IV investments. We funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation.

In June 2023, we sold partial interests in six Office assets to Brookfield Reinsurance Ltd (“BNRE”), which include partial interests in three assets in the U.S. for net proceeds of approximately $306 million and three assets in Canada for net proceeds of approximately C$405 million ($306 million).

In August 2023, in a series of related transactions we issued $1.6 billion of mandatory convertible non-voting preferred shares which are now held by a wholly-owned subsidiary of BNRE. Upon conversion, it is expected that BNRE will assume a partial interest in our LP interest in BSREP IV. We will continue to consolidate its LP interest in BSREP IV until conversion, as our contractual rights and exposure to variable returns to BSREP IV and its underlying investments remains unchanged. We received $1.6 billion in notes receivable as consideration in these transactions. In September 2023, there was a $263 million capital call in respect to BSREP IV investments which was funded by the partial paydown of the note receivable.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our accounting policies contained in Note 2 to the December 31, 2022 consolidated financial statements and Note 2, Summary of Material Accounting Policy Information of the Q3 2023 Financial Statements.

TREND INFORMATION
We seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy levels, which provides the opportunity to expand cash flows through higher occupancy. There remains some uncertainty in the near-term surrounding leasing trends, market rates, and the ability to exit investments in the partnership’s expected timeframe, which the partnership will continue to monitor and mitigate. In addition, we expect to face a meaningful amount of lease rollover in 2023 and 2024, which may restrain FFO growth from this part of our portfolio in the near future. Our belief as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows is based on assumptions about our business and markets that management deems to be reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. There also remains some uncertainty in the rising interest rate environment, which we will continue to monitor and mitigate its impact on borrowing costs and our ability to refinance existing debt. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.
Given the small amount of new office and retail development that occurred over the last decade, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

A number of our assets are interest rate sensitive: increases in long-term interest rates will, absent all else, increase the partnership’s interest rate expense, impacting profitability, and decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties that we acquire to the extent that we utilize leverage for those acquisitions and may result in a reduction in the acquisition price to the extent we reduce the amount we offer to pay for properties to a price that sellers may not accept. Although we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the nine months ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS FINANCIAL MEASURES
To measure our operating performance, we focus on NOI, FFO, CFFO, net income attributable to Unitholders, and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•NOI: revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization (“Hospitality NOI”).
•FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.
•Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of BSREP III FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation as these are dependent on realization events such as dispositions instead of the underlying operating performance of the investments within BSREP III.
•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.
•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.

    NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Because NOI excludes depreciation and amortization of real estate assets, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates and rental rates. We reconcile NOI to net income on page 19.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 20 as we believe net income is the most comparable measure.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 20.

    Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally.

Reconciliation of Non-IFRS measures
    As described in the “Non-IFRS Financial Measures” section on page 18, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles net (loss) income to NOI for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Net (loss) income	$(367)	$4	$(1,219)	$2,216
Add (deduct):
Income tax expense (benefit)	130	173	(10)	403
Investment and other revenue	(246)	(167)	(659)	(811)
Interest expense	1,222	707	3,563	1,930
Depreciation and amortization expense(1)	113	68	329	218
Investment and other expense	136	32	212	303
General and administrative expense	339	227	1,023	693
Fair value losses (gains), net	5	387	116	(906)
Share of net (earnings) loss from equity accounted investments	(161)	(527)	13	(1,326)
Total NOI(1)	$1,171	$904	$3,368	$2,720

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Commercial property revenue	$1,488	$1,182	$4,390	$3,622
Direct commercial property expense	(597)	(471)	(1,737)	(1,393)
Add: Depreciation and amortization expense in direct commercial property expense(1)	13	7	38	22
Commercial property NOI(1)	904	718	2,691	2,251
Hospitality revenue	699	407	1,951	1,120
Direct hospitality expense	(532)	(282)	(1,565)	(847)
Add: Depreciation and amortization expense in direct hospitality expense(1)	100	61	291	196
Hospitality NOI(1)	267	186	677	469
Total NOI(1)	$1,171	$904	$3,368	$2,720
(1)As described in the “Non-IFRS Financial Measures” section on page 18, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles net (loss) income to FFO and Company FFO for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Net (loss) income	$(367)	$4	$(1,219)	$2,216
Add (deduct):
Fair value losses (gains), net	5	387	116	(906)
Share of equity accounted fair value (gains) losses, net	(52)	(401)	371	(770)
Depreciation and amortization of real estate assets(1)	81	45	240	143
Income tax expense (benefit)	130	173	(10)	403
Non-controlling interests in above items	38	(132)	130	(606)
FFO	$(165)	$76	$(372)	$480
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	13	15	44	43
Transaction costs, net(2)	26	21	69	5
(Gains)/losses associated with non-investment properties, net(2)	(4)	—	(4)	—
Imputed interest(3)	6	3	15	12
BSREP III (earnings) loss(4)	(9)	(43)	(36)	(52)
Company FFO	$(133)	$72	$(284)	$488
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(4)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Office
The following table reconciles net income to Office NOI for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Net (loss) income	$(256)	$65	$(849)	$765
Add (deduct):
Income tax (benefit) expense	(14)	136	(101)	174
Investment and other revenue	(30)	(78)	(123)	(241)
Interest expense	223	197	654	515
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	3	3	9	9
Investment and other expense	12	32	35	99
General and administrative expense	56	61	188	185
Fair value losses (gains), net	390	208	824	120
Share of net losses (earnings) from equity accounted investments	(139)	(361)	100	(831)
Total NOI - Office(1)	$245	$263	$737	$795
(1)As described in the “Non-IFRS Financial Measures” section on page 18, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Office segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Commercial property revenue	$451	$462	$1,344	$1,397
Hospitality revenue(1)	6	5	20	15
Direct commercial property expense	(209)	(202)	(617)	(610)
Direct hospitality expense(1)	(6)	$(5)	(19)	(16)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	3	$3	9	9
Total NOI - Office(2)	$245	$263	$737	$795
(1)Hospitality revenue and direct hospitality expense within our Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.
(2)As described in the “Non-IFRS Financial Measures” section on page 18, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles Office net income to FFO and CFFO for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Net (loss) income	$(256)	$65	$(849)	$765
Add (deduct):
Fair value losses, net	390	208	824	120
Share of equity accounted fair value (gains) losses, net	(95)	(322)	238	(638)
Depreciation and amortization of real estate assets(1)	1	1	3	3
Income tax (benefit) expense	(14)	136	(101)	174
Non-controlling interests in above items	(34)	(45)	(99)	(147)
FFO	$(8)	$43	$16	$277
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	1	5	10	12
Transaction costs, net(1)	6	7	11	10
Imputed interest(3)	5	3	13	12
Company FFO	$4	$58	$50	$311
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

The following table reconciles Office share of net earnings from equity accounted investments for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Unconsolidated properties NOI	$137	$107	$407	$349
Unconsolidated properties fair value (losses) gains, net	95	322	(238)	638
Other(1)	(93)	(68)	(269)	(156)
Share of net (losses) earnings from equity accounted investments	$139	$361	$(100)	$831
(1)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures – Retail

The following table reconciles net income to Retail NOI for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Net income	$519	$91	$660	$698
Add (deduct):
Income tax expense	7	45	33	58
Investment and other revenue	(33)	(37)	(100)	(119)
Interest expense	207	175	601	470
Depreciation and amortization expense(2)	4	5	13	15
General and administrative expense	57	51	171	159
Fair value losses (gains), net	(478)	28	(475)	(122)
Share of net (earnings) losses from equity accounted investments	(47)	(122)	(172)	(437)
Total NOI - Retail(1)	$236	$236	$731	$722
(1)    As described in the “Non-IFRS Financial Measures” section on page 18, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)    Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Retail segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Commercial property revenue	$343	$344	$1,037	$1,021
Direct commercial property expense	(111)	(113)	(319)	(314)
Add: Depreciation and amortization included in direct commercial property expense(1)	4	5	13	15
Total NOI - Retail(1)	$236	$236	$731	$722
(1)As described in the “Non-IFRS Financial Measures” section on page 18, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

    The following table reconciles Retail net income to FFO and CFFO for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Net income	$519	$91	$660	$698
Add (deduct):
Share of equity accounted fair value losses (gains), net	21	(45)	38	(130)
Fair value (gains) losses, net	(478)	28	(475)	(122)
Income tax expense	7	45	33	58
Non-controlling interests in above items	(7)	(12)	(16)	(41)
FFO	$62	$107	$240	$463
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	4	5	12	14
Transaction costs, net(2)	19	9	43	(18)
(Gains)/losses associated with non-investment properties, net(2)	(4)	—	(4)	—
Company FFO	$81	$121	$291	$459
(1) Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.

The following table reconciles Retail share of net earnings from equity accounted investments for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Unconsolidated properties NOI	$179	$174	$543	$540
Unconsolidated properties fair value (losses) gains, net and income tax expense	(21)	45	(38)	130
Other(1)	(111)	(97)	(333)	(233)
Share of net earnings from equity accounted investments	$47	$122	$172	$437
(1)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures - LP Investments
The following table reconciles net income (loss) to LP Investments NOI for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Net (loss) income	$(383)	$(5)	$(422)	$1,066
Add (deduct):
Income tax expense (benefit)	58	(12)	(56)	142
Investment and other revenue	(114)	(51)	(256)	(448)
Interest expense	696	262	2,016	733
Depreciation and amortization expense(2)	104	60	304	194
Investment and other expense	124	—	177	204
General and administrative expense	89	49	259	142
Fair value losses (gains), net	90	146	(208)	(772)
Share of net losses (earnings) from equity accounted investments	25	(44)	85	(58)
Total NOI(1)	$689	$405	$1,899	$1,203
(1)As described in the “Non-IFRS Financial Measures” section on page 18, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Commercial property revenue	$694	$376	$2,009	$1,204
Hospitality revenue	693	402	1,931	1,105
Direct commercial property expense	(276)	(156)	(799)	(469)
Direct hospitality expense	(526)	(277)	(1,546)	(831)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	104	60	304	194
Total NOI(1)	$689	$405	$1,899	$1,203
(1)As described in the “Non-IFRS Financial Measures” section on page 18, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles LP Investments net income to FFO and CFFO for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Net (loss) income	$(383)	$(5)	$(422)	$1,066
Add (deduct):
Fair value losses (gains), net	90	146	(208)	(772)
Share of equity accounted fair value losses (gains), net	22	(34)	95	(2)
Depreciation and amortization of real estate assets(1)	80	44	237	140
Income tax expense (benefit)	58	(12)	(56)	142
Non-controlling interests in above items	89	(65)	280	(355)
FFO	$(44)	$74	$(74)	$219
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	8	5	19	17
Transaction costs, net(2)	1	5	5	11
Imputed interest(3)	1	—	2	—
BSREP III earnings(3)	(10)	(43)	(36)	(52)
CFFO	$(44)	$41	$(84)	$195
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net loss to net loss attributable to Unitholders for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Net loss	$(247)	$(147)	$(608)	$(313)
Net (income) loss attributable to non-controlling interests	18	(18)	(43)	87
Net loss attributable to Unitholders	$(265)	$(129)	$(565)	$(400)

The following table reconciles Corporate net loss to FFO and CFFO for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Net loss	$(247)	$(147)	$(608)	$(313)
Add (deduct):
Fair value losses (gains), net	3	5	(25)	(132)
Income tax (benefit) expense	79	4	114	29
Non-controlling interests in above items	(10)	(10)	(35)	(63)
FFO	$(175)	$(148)	$(554)	$(479)
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)	1	—	3	—
Transaction costs, net(1)	—	—	10	2
CFFO	$(174)	$(148)	$(541)	$(477)
(1)Presented net of non-controlling interests.

SUBSIDIARY PUBLIC ISSUERS
Brookfield Property Split Corp. (“BOP Split Corp.”) was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in Brookfield Office Properties Inc. (“BOPI”) common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively. The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

(US$ Millions) For the three months ended Sep. 30, 2023	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$9	$27	$—	$28	$56	$120	$151	$2,042	$2,433
Net income attributable to unitholders(1)	(63)	(159)	(294)	—	49	45	(177)	141	281	(177)
For the three months ended Sep. 30, 2022
Revenue	$—	$8	$55	$—	$25	$52	$156	$84	$1,376	$1,756
Net income attributable to unitholders(1)	(13)	36	(263)	—	138	41	(36)	70	(11)	(38)

(US$ Millions) For the nine months ended Sep. 30, 2023	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$19	$49	$—	$88	$164	$369	$519	$5,792	$7,000
Net income attributable to unitholders(1)	(337)	(603)	(626)	—	7	132	(940)	492	935	(940)
For the nine months ended Sep. 30, 2022
Revenue	$—	$20	$72	$—	$76	$150	$480	$275	$4,480	$5,553
Net income attributable to unitholders(1)	382	431	(99)	—	177	118	1,066	306	(1,317)	1,064
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Sep. 30, 2023	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$426	$165	$—	$2,339	$2,952	$4,085	$1,102	$(3,827)	$7,242
Non-current assets	8,933	6,850	11,459	—	6	—	32,989	2,241	58,622	121,100
Assets held for sale	—	—	—	—	—	—	—	—	1,638	1,638
Current liabilities	—	1,458	2,510	—	626	—	7,358	652	19,963	32,567
Non-current liabilities	—	15	1,585	—	1,562	659	5,393	276	38,547	48,037
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	933	933
Preferred equity	699	3,728	—	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,106	—	—	—	—	—	22,736	24,842
Equity attributable to unitholders(1)	$8,234	$2,075	$5,423	$—	$157	$2,293	$23,601	$2,415	$(21,296)	$22,902
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units..
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2022	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$442	$1,058	$—	$2,146	$2,952	$5,792	$191	$(6,071)	$6,510
Non-current assets	8,946	7,368	16,205	—	190	—	31,158	2,352	39,211	105,430
Assets held for sale	—	—	—	—	—	—	—	—	576	576
Current liabilities	—	2,606	3,372	—	721	—	6,969	1,230	9,283	24,181
Non-current liabilities	—	15	1,977	—	1,475	659	5,603	202	36,667	46,598
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	—	—
Preferred equity	699	3,430	—	—	—	—	722	—	(4,152)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	—	15,800	18,084
Equity attributable to unitholders(1)	$8,247	$1,759	$9,630	$—	$140	$2,293	$23,656	$1,111	$(23,882)	$22,954
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units..
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NEW LP PREFERRED UNITS GUARANTEE
Brookfield Property Preferred L.P. (“ New LP”) was created in order to issue BPY preferred units with a liquidation preference of $25.00 per unit (“New LP Preferred Units”). The payment obligations of New LP to the holders of the New LP Preferred Units, including accrued and unpaid distributions, are fully and unconditionally guaranteed by the partnership, the Operating Partnership and several Holding Entities (Brookfield BPY Holdings Inc. (“CanHoldco”), Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited). The guarantee of each guarantor ranks senior to all subordinate guarantor obligations.

Pursuant to Rule 13-01 of the SEC’s Regulation S-X, the following tables provides combined summarized financial information of New LP and New LP guarantor entities:

(US$ Millions) For the nine months ended Sep. 30, 2023	Combined Guarantor entities
Revenue	$2
Revenue - from related parties	5
Revenue - from non-guarantor subsidiaries	291
Dividend income - from non-guarantor subsidiaries	573
Operating profit	551
Net income	1,814

(US$ Millions) For the year ended Dec. 31, 2022	Combined Guarantor entities
Revenue - from non-guarantor subsidiaries	$450
Dividend income - from non-guarantor subsidiaries	827
Operating profit	804
Net income	943

Total revenue of the partnership and its controlled subsidiaries for the nine months ended Sep. 30, 2023 was $7,000 million.

(US$ Millions) As at Sep. 30, 2023	Combined Guarantor entities
Current assets	$56
Current assets - due from related parties	1,310
Current assets - due from non-guarantor subsidiaries	6,137
Long-term assets	87
Long-term assets - due from related parties	73
Current liabilities	384
Current liabilities - due to related parties	266
Current liabilities - due to non-guarantor subsidiaries	6,724
Long-term liabilities	2,818
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	2,320
Non-controlling interests	4,176

(US$ Millions) As at Dec. 31, 2022	Combined Guarantor entities
Current assets	$77
Current assets - due from related parties	2
Current assets - due from non-guarantor subsidiaries	8,084
Long-term assets	3
Long-term assets - due from related parties	58
Current liabilities	282
Current liabilities - due to related parties	27
Current liabilities - due to non-guarantor subsidiaries	7,115
Long-term liabilities	2,970
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	2,304
Non-controlling interests	4,252

Total assets of the partnership and its controlled subsidiaries for the period ended Sep. 30, 2023 were $129,980 million (Dec. 31, 2022 - $112,516 million).

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Corporate Information

CORPORATE PROFILE
    Brookfield Property Partners is Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is a subsidiary of Brookfield Corporation (NYSE: BN; TSX: BN). More information is available at www.brookfield.com.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Rachel Nappi, Investor Relations at 855-212-8243 or via email at bpy.enquiries@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, AST Trust Company, as listed below.

AST TRUST COMPANY (Canada)
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@astfinancial.com
Web site:        www.astfinancial.com/ca

COMMUNICATIONS
Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, and unit and distribution information as well as summary information on our outstanding preferred units.

We maintain an investor relations program and strive to respond to inquiries in a timely manner.